Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE
UNAUDITED FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL RESULTS ON FEBRUARY 25, 2010
- Audio Web Cast to Begin at 8:30 AM EST -

Singapore, Singapore – February 11, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it will be releasing its unaudited fourth quarter and full year 2009 financial results on Thursday, February 25, 2010 before the market opens for trading. An earnings call via audio webcast for the investment community has been scheduled for 8:30 A.M. Eastern Standard Time on February 25, 2010. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Boo Guan Saw and Mr. Weng Ming Hoh respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

The webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com and is expected to last approximately one hour. Participants are requested to log into the webcast at least 5 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com